FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

PRESS RELEASE

NBG seeks strategic alliance in insurance business.

NBG Board announces its intention to seek an international insurance partner to accelerate the development of Ethniki Insurance and its bancassurance businesses in Greece and internationally.

Over the past 3 years, the Ethniki management team has successfully completed a comprehensive reorganisation of the Company while growing  substantially market share and underlying profitability. Management have identified significant growth opportunities domestically and internationally as well as potential for further operational improvements.

In order to fully capture the potential that exists for the further development of Ethniki and its bancassurance business, NBG has decided to explore the possibility of a strategic partnership with an international insurer in order to facilitate the execution of the Group’s ambitious plan in insurance, and especially bancassurance, business.  For this purpose NBG will initiate an international selection process in order to identify the appropriate strategic alliance partner.  The desired partner should contribute the complementary product know-how and technical expertise necessary to best serve Ethniki’s extensive client base and ensure the successful further development of the business, both in its core agency and broker distributed business in Greece as well as in the bancassurance operations in Greece, SE Europe and Turkey, in close partnership with NBG.

Goldman Sachs International is advising NBG in its search for a strategic partner.

Athens, 10 September, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 10th September, 2008

Chairman - Chief Executive Officer